Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-279982

January 12, 2026

Final Pricing Terms

Energy Transfer LP

$1,000,000,000 4.550% Senior Notes due 2031

$1,000,000,000 5.350% Senior Notes due 2036

$1,000,000,000 6.300% Senior Notes due 2056

Issuer:	Energy Transfer LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	January 12, 2026

Settlement Date (T+10):	January 27, 2026. We expect that delivery of the notes will be made against payment therefor on or about January 27, 2026, which will be the tenth business day following the date hereof. This settlement cycle is referred to as “T+10.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the date that is one business day preceding the settlement date, will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the date that is one business day preceding the settlement date should consult their own advisors.

Ranking:	The notes will be our general unsecured obligations. The notes will rank equally in right of payment with all our existing and future senior debt, including debt under our revolving credit facility and our existing senior notes, senior in right of payment to our existing and future subordinated debt and junior to the indebtedness and other obligations, including trade payables, of our subsidiaries that do not guarantee the notes. As of September 30, 2025, after giving effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds” in the Notes Preliminary Prospectus Supplement (as defined below), we would have had total senior debt of $51.9 billion, total junior subordinated debt of $3.8 billion, and we would have been able to incur an additional $5.0 billion of debt under our revolving credit facility.

Net Proceeds (before offering expenses):	$2,974,800,000

Delivery:	DTC (deliverable through Euroclear and Clearstream)

	$1,000,000,000 4.550% Senior Notes due 2031	$1,000,000,000 5.350% Senior Notes due 2036	$1,000,000,000 6.300% Senior Notes due 2056

Principal Amount:	$1,000,000,000	$1,000,000,000	$1,000,000,000

Maturity Date:	January 15, 2031	January 15, 2036	January 15, 2056

Interest Payment Dates:	January 15 and July 15, beginning July 15, 2026	January 15 and July 15, beginning July 15, 2026	January 15 and July 15, beginning July 15, 2026

Benchmark Treasury:	3.625% due December 31, 2030	4.000% due November 15, 2035	4.750% due August 15, 2055

Benchmark Treasury Price / Yield:	99-12 ¾ / 3.759%	98-18 / 4.179%	98-23 / 4.832%

Spread to Benchmark:	+83 bps	+118 bps	+148 bps

Yield to Maturity:	4.589%	5.359%	6.312%

Coupon:	4.550%	5.350%	6.300%

Public Offering Price:	99.830% of the Principal Amount	99.933% of the Principal Amount	99.842% of the Principal Amount

Make-Whole Call:	T+15 bps	T+20 bps	T+25 bps

Call at Par:	On or after December 15, 2030	On or after October 15, 2035	On or after July 15, 2055

CUSIP / ISIN:	29273V BJ8 / US29273VBJ89	29273V BK5 / US29273VBK52	29273V BL3 / US29273VBL36

Joint Book-Running Managers:

BofA Securities, Inc.

Deutsche Bank Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

The Issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for this offering (the “Notes Preliminary Prospectus Supplement”). Before you invest, you should read the Notes Preliminary Prospectus Supplement, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you may obtain a copy of the Notes Preliminary Prospectus Supplement and related base prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or SMBC Nikko Securities America, Inc. toll free at 1-888-868-6856.

This pricing term sheet supplements the Notes Preliminary Prospectus Supplement filed by Energy Transfer LP on January 12, 2026 relating to the base prospectus dated June 5, 2024.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.